1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Second Quarter EPS of NT$0.96
Hsin-Chu, Taiwan, R.O.C., July 26, 2007 — TSMC today announced consolidated revenue of NT$74.92 billion, net income of NT$25.48 billion, and diluted earnings per share of NT$0.96 (US$0.15 per ADS unit) for the second quarter ended June 30, 2007.
Year-over-year, second quarter revenue decreased 8.8% while net income and diluted EPS both decreased 25.1%. On a sequential basis, second quarter results represent a 15.4% increase in revenue, and an increase of 35.3% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Second quarter results were in-line with the guidance given on April 26. Advanced process technologies (0.13-micron and below) accounted for 53% of wafer revenues with 90-nanometer process technology accounting for 26% and 65-nanometer reaching 3% of total wafer sales. Gross margin was 43%, operating margin was 33%, and net margin increased 5 percentage points to 34% from the previous quarter.
“The recovery of our business, which started in March, has continued through the second quarter, and the momentum is expected to last through the third quarter,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Relative to the second quarter, the computer segment shows the strongest growth while the communication and consumer segments’ growth will also continue, albeit at a lower pace,” said Ho. “Based on our current business outlook, management’s expectations for third quarter 2007 performance are as follows”:
•	Revenue is expected to be between NT$85 billion and NT$87 billion;

•	Gross profit margin is expected to be between 43% and 45%;

•	Operating profit margin is expected to be between 33% and 35%.
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TSMC’s 2007 second quarter consolidated results :
(Unit: NT$ million, except for EPS)

	2Q07		2Q06		YoY	1Q07		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	74,918		82,118		(8.8)	64,897		15.4
Gross profit	32,180		42,498		(24.3)	24,610		30.8
Income from operations	24,734		35,323		(30.0)	17,877		38.4
Income before tax	28,024		36,272		(22.7)	20,068		39.6
Net income	25,484		34,002		(25.1)	18,839		35.3
EPS(NT$)	0.96	**	1.29	***	(25.1)	0.71	****	35.3

*	2007 second quarter figures have not been approved by Board of Directors

**	Based on 26,409 million weighted average outstanding shares

***	Based on 26,394 million weighted average outstanding shares

****	Based on 26,406 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung
Vice President and CFO	Deputy Director, PR Department, TSMC	Media Relations Manager, TSMC
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Tel: 886-3-505-5038
	Mobile: 0928-882607	Mobile: 886-911-258751
	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 26, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer